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                 The Guardian Life Insurance Company of America
                                7 Hanover Square
                               New York, NY 10004



September 30, 2005



VIA EDGAR

Mr. Christian Sandoe
Division of Investment Management
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549-0505

Re:   Preliminary Proxy Materials
      The Park Avenue Portfolio (File Nos. 33-23966; 811-5641)
      The Guardian Variable Contract Funds, Inc. (File Nos. 2-81149; 811-3636) GIAC Funds, Inc. (File Nos. 33-37883; 811-6231)
      The Guardian Bond Fund, Inc. (File Nos. 2-81150; 811-3634
      The Guardian Cash Fund, Inc. (File Nos. 2-74905; 811-3324)

Dear Mr. Sandoe:

      This letter is in response the comments you relayed to me in our telephone conversation of September 16, 2005, with respect to preliminary proxy materials filed on behalf of the above referenced registrants on September 9, 2005. Each registrant and applicable series fund is referred to herein as a "Fund." This letter sets forth each comment and our response.

Proposal 1 - Election of Trustees

      1. Comment: Please state (if accurate) that Messrs. Ferrara and Futia are retired. In addition, please include more detailed information regarding Ms. Goggin's employment history after August 2004 and describe the nature of Mr. Paggioli's consulting work.

            Response: Agreed. The applicable disclosure has been revised in response to this comment.

      2. Comment: Please state how often the Board meets and state whether during the last fiscal year any Trustee attended fewer than 75% of the meetings of the Board or Board committees on which the Trustee served.

            Response: Agreed. The applicable disclosure has been revised as follows:

                "The Board of Trustees meets at least quarterly to review each Fund's investments, performance, expenses and other business affairs. During the last fiscal year, no Trustee attended fewer than 75% of the meetings of the Board or the Board Committees on which the Trustee served."

      3. Comment: In the Compensation Table, where it is stated that the Interested Trustees are not compensated by the Funds, please include such information in the table itself rather than in a narrative format, showing the dollar amounts received as $0.
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            Response: Agreed. The applicable disclosure has been revised in response to this comment.

      4. Comment: In the section entitled "Recommended Shareholder Action and Required Vote," for The Guardian Variable Contract Funds, Inc., The Guardian Bond Fund, Inc., The Guardian Cash Fund, Inc. and GIAC Funds, Inc., please add disclosure that explains the voting requirements for the election of Directors in plain English.

            Response: Agreed. The applicable disclosure has been revised in response to this comment as follows:

                  "The nominees for Directors of The Guardian Variable Contract Funds, Inc., The Guardian Bond Fund, Inc. and The Guardian Cash Fund, Inc. will be elected by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote, which means if more than 50% of the Fund's outstanding shares are voted in favor of election. The nominees for Directors of GIAC Funds, Inc. will be elected by the affirmative vote of a majority of the outstanding shares entitled to vote present in person or represented by proxy, which means if more than 50% of the Fund's shares that are represented at the meeting are voted in favor of election."

Proposal 2 - Changes to Fundamental Investment Policies

      1. Comment: Throughout Proposal 2, please indicate whether an Affected Fund may operate differently if proposals 2(a) through 2(t) are approved, if the Affected Fund cannot so operate currently.

            Response: Agreed. The applicable disclosure has been revised or supplemented as appropriate in response to this comment. For example, see Proposal 2(e) (real estate) and Proposal 2(q) (options).

      2. Comment: In Proposal 2(c), please discuss the risks of investments in short sales, futures and reverse repurchase agreements.

            Response: Agreed. The following disclosure has been added in response to this comment:

                  "A Fund's use of short sales involves certain risks, including potential loss if the market price of the security sold short increases between the date when the Fund enters into the short position and the date when the Fund closes the short position. A Fund's use of call options and put options similarly involves risks. The purchaser of a call option acquires the right to buy a security at a fixed price during a specified period. The writer (seller) of such an option is the obligated to sell the security if the option is exercised, and bears the risk that the security's market price will increase over the purchase price set by the option. The purchaser of a put option acquires the right to sell a security at a fixed price during a specified period. The writer of such an option is then obligated to buy the security if the option is exercised, and bears the risk that the security's market price will decline from the purchase price set by the option. The risks associated with purchasing and writing put and call


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                  options on financial futures contracts can be influenced by the market for financial futures contracts. An increase in the market value of a financial futures contract on which the Fund has written an option may cause the option to be exercised. In this situation, the benefit to the Fund would be limited to the value of the exercise price of the option and, if a Fund closes out the option, the cost of entering into the offsetting transaction could exceed the premium the Fund initially received for writing the option. In a reverse repurchase agreement transaction, a Fund sells securities to a bank or securities dealer and agrees to repurchase them at an agreed time and price. Reverse repurchase agreements involve the risk that the buyer of the sold securities might be unable to deliver them when a Fund seeks to repurchase the securities."

      3. Comment: In Proposal 2(e), please list the Affected Funds that may not currently invest in real estate investment trusts.

            Response: Agreed. The applicable disclosure has been revised as follows:

                  "If shareholders approve the proposal, each of the Affected Funds would be permitted to invest in the securities described in the proposed amendment. Currently, The Guardian Park Avenue Fund and The Guardian Asset Allocation Fund may not invest in real estate investment trusts. If shareholders approve the proposal, each Fund would be permitted to invest in real estate investment trusts consistent with its investment objective."

      4. Comment: In Proposal 2(i), please discuss whether any Affected Fund would operate differently under the non-fundamental restriction with respect to illiquid securities as compared to the restriction being repealed.

            Response: No Affected Fund is expected to operate differently than it currently does with respect to investments in illiquid securities under the non-fundamental restriction.

      5. Comment: In Proposal 2(r), describe any risks associated with investments in warrants.

            Response: Agreed. The applicable disclosure has been revised in response to this comment as follows:

                  "Warrants are normally issued together with a bond or preferred stock, and permit the buyer to purchase an underlying asset (typically common stock) of the issuer at a specified price. Warrants are subject to volatility risk of derivatives generally, because the value of the warrant is based on the value of the underlying asset, and the value of the warrant may rise or fall more rapidly than the change in value of the underlying asset. Warrant holders do not have the voting rights of common stockholders."


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      6.    Comment: In Proposal 2(t), please revise the proposed fundamental investment restriction to include the words "tax-exempt" in the policy to invest at least 80% of The Guardian Tax-Exempt Fund's net assets in municipal obligations.

            Response: Agreed. The proposed fundamental investment policy for The Guardian Tax-Exempt Fund has been revised in response to this comment.

Proposal 4

      1. Comment: In Proposal 4, please discuss what changes the Trustees could make to the trust document that previously required shareholder approval.

            Response: If Proposal 4 is approved, the Trustees would be authorized to make any changes to the trust document that are not expressly required to be approved by shareholders. For example, as discussed in Proposal 3, the Trustees would be authorized to increase or decrease the maximum number of members that may serve on the Board in order to comply with new regulatory requirements, without obtaining shareholder approval. Shareholders would continue to have the express right to approve changes in their voting rights, changes to the amendment provisions of the trust document, and any matter required by applicable law to have shareholder approval. In addition, the Trustees may request shareholder approval of matters for which shareholder approval is not expressly required by the trust document. After our consultation with Massachusetts counsel, we believe that the proposed language with respect to this proposal is necessary to preserve the ability of the Trustees to submit proposals to shareholders on matters that do not expressly require shareholder approval.

Other Matters

      1. Comment: State how the costs of preparation of the proxy materials will be allocated among the Funds.

            Response: Each Fund will bear its pro rata share of such costs. The applicable disclosure has been revised in response to this comment.

      2. Comment: Please use bold type for the disclosure regarding how shareholders may obtain copies of the Funds' shareholder reports, and include such disclosure in the first two pages of the proxy statement.

            Response: Agreed. The requested disclosure has been added in bold type to the second page of the proxy statement, as follows:

                  "SHAREHOLDERS MAY REQUEST A FREE COPY OF THE FUNDS' MOST RECENT ANNUAL AND SEMI-ANNUAL REPORTS BY CALLING 1-800-221-3253 OR BY WRITING GUARDIAN INVESTOR SERVICES LLC, 7 HANOVER SQUARE, NEW YORK, NEW YORK 10004."

      3.    Comment: Please state how many votes may be cast per share owned.

            Response: Agreed. Disclosure that each share is entitled to one vote was included in the Notice of the Special Meeting and has also been added to the proxy statement in response to this comment.


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Representations

      Each registrant acknowledges that SEC staff comments or changes to the disclosure in the proxy statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the proxy statement. In addition, each registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the proxy statement. Each registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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      Please do not hesitate to contact me at (212) 598-1297 if you have further questions or comments, or if you require further information.

Sincerely,



Kathleen M. Moynihan
Assistant Counsel


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